SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D. C.   20549

                          FORM 12b-25

                 Commission File Number 1-6856
                     CUSIP 033352 20 4

                  NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  September 30, 1996

     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form N-SAR
     [  ]  Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of a filing checked above, identify the Item(s) to which the notification relates:

                 Part I Registrant Information

Full name of registrant:  Andal Corp.

Address of principal executive office (Street and number):  200 Roundhill
Drive

City, State, and Zip Code:  Rockaway, New Jersey   07866

                Part II Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

[  ](c)   The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                       Part III Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     See attached.

                   Part IV Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Walter N. Kreil, Jr.          (201)                          625-3400
     (Name)                (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes       [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                    [X]  Yes       [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached.

                          Andal Corp.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 30, 1996      By:  /s/ Walter N. Kreil, Jr.
                                   Walter N. Kreil, Jr.
                                   Senior Vice President and
                                   Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U. S. C. 1001).

                      GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and
Exchange Commission, Washington, D. C.   20549, in accordance with Rule 0-3
of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T.

Andal Corp.                                       Commission File No. 1-6856
Form 12b-25
Part III  Narrative

     The Registrant has received an offer from a potential investor and is in negotiations which could result in a financial restructuring of the Company. These negotiations are expected to be concluded in early January 1997. Until such negotiations are concluded, the Company is unable to complete its analysis of the effects, if any, of said restructuring and its impact, if any, on the Company's financial statements and disclosures to be included in the Form 10-K for September 30, 1996.

Part IV(3)  Narrative

     In the fourth quarter of 1996, the Company recorded a gain of $6.0 million on the sale of its 61st Street property. (Note 2 of the Notes to Consolidated Financial Statements of the Company's Quarterly Report on Form 10-Q for June 30, 1996 is incorporated herein by reference.)

     On August 31, 1996, Messrs. Andrew J. Frankel, then Chairman of the Board of Directors, and Alan N. Cohen, then President of the Company, retired pursuant to an agreement which provides that, in exchange for the issuance of 32,500 common shares of the Company to each of them, they jointly assumed the lease obligation of Andal's former executive headquarters office in New York City, and further agreed to reimburse Andal for certain other costs of operation of that office, including the salary of Andal employees located there. The Company agreed to maintain, at its own expense, health and life insurance benefits on Andal's New York employees and to continue to pay the costs of letter of credit guarantees by Mr. Frankel and Mr. Cohen until September 29, 1998, at which time Andal will use its best efforts to replace the letters of credit with other security. The Company recorded a charge of $441,000 in connection with this Agreement. In September 1996, Andal's executive office records were moved to Multi-Arc's facilities in Rockaway, New Jersey; and that facility now serves as executive headquarters of the Company. See the Company's Current Report on Form 8-K dated August 30, 1996.